SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act

    of 1934 For the Fiscal Year Ended December 31, 2004

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange

    Act of 1934 For the transition period from ____________ to ___________



Commission File Number: 001-10607
                        ---------



                                  -------------


                           GREAT WEST CASUALTY COMPANY
                               PROFIT SHARING PLAN

                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601

















                                Total Pages: 12

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.


                                 GREAT WEST CASUALTY COMPANY
                                 PROFIT SHARING PLAN, Registrant

                                 By, /s/ Hugh H. Fugleberg
                                     ------------------------------------------
                                     Hugh H. Fugleberg, Plan Committee Member

                                 By, /s/ Vickie Hirchert
                                     ------------------------------------------
                                     Vickie Hirchert, Plan Committee Member

                                 By, /s/ R.S. Rager
                                     ------------------------------------------
                                     R. Scott Rager, Plan Committee Member

                                 By, /s/ Gaylen L. TenHulzen
                                     ------------------------------------------
                                     Gaylen L. TenHulzen, Plan Committee Member

                                 By, /s/ Scott A. Wilson
                                     ------------------------------------------
                                     Scott A. Wilson, Plan Committee Member


Dated: April 18, 2005

                           GREAT WEST CASUALTY COMPANY

                               PROFIT SHARING PLAN















                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE
                 for the years ended December 31, 2004 and 2003

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN

                          Index to Financial Statements

--------------------------------------------------------------------------------

                                                                        Page No.
Report of Independent Registered Public Accounting Firm                    1

Financial Statements:
   Statements of Net Assets Available for Benefits at
      December 31, 2004 and 2003                                           2

   Statements of Changes in Net Assets Available for Benefits
      for the years ended December 31, 2004 and 2003                       3

Notes to Financial Statements                                            4 - 7

Supplemental Schedule:
      Schedule of Assets (Held at End of Year)                             8



Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Administrative Committee of
Great West Casualty Company Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Great West Casualty Company Profit Sharing Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ PricewaterhouseCoopers LLP


Chicago, Illinois
June 24, 2005


                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 2004 AND 2003                                                         2
---------------------------------------------------------------------------------------------------------------
                                                                                          December 31,
                                                                                  -------------------------
                                                                                      2004          2003
                                                                                  ------------  -----------

ASSETS:

Investments, at fair value:
    Old Republic International Corporation (ORI) common stock                       $5,660,947   $5,582,464
    Pooled separate accounts                                                        27,861,282   22,012,240
    Participant loans                                                                1,720,773    1,233,171
Investment, at contract value:
    PRIAC Guaranteed Long-Term Account                                              18,016,808   17,662,263
                                                                                  ------------  -----------

Net assets available for benefits                                                  $53,259,810  $46,490,138
                                                                                  ============  ===========




The accompanying notes are an integral part of these financial statements.


                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003                                               3
---------------------------------------------------------------------------------------------------------------

                                                                                  Years Ended December 31,
                                                                                  -------------------------
                                                                                      2004         2003
                                                                                  ------------  -----------
Additions:

Contributions:
  Employer                                                                          $3,304,732   $3,005,941
  Employee                                                                           1,820,761    1,610,463
                                                                                  ------------  -----------
    Total contributions                                                              5,125,493    4,616,404
                                                                                  ------------  -----------

Investment Income:
  Interest from CGLIC general account                                                  556,309      552,935
  Dividends from ORI common stock                                                      109,175      225,611
  Net appreciation (depreciation) of ORI common stock                                  (20,533)   1,345,475
  Net investment gain (loss) from pooled separate accounts                           2,795,508    4,300,289
  Interest from participant loans                                                       89,530       74,175
                                                                                  ------------  -----------
    Total investment (loss) income                                                   3,529,989    6,498,485
                                                                                  ------------  -----------
    Total additions                                                                  8,655,482   11,114,889
                                                                                  ------------  -----------

Deductions:
  Benefits paid to participants                                                      1,875,437    1,759,934
  Administrative expenses                                                               10,373        7,574
                                                                                  ------------  -----------
    Total deductions                                                                 1,885,810    1,767,508
                                                                                  ------------  -----------

    Net increase (decrease)                                                          6,769,672    9,347,381

Net assets available for benefits:
  Beginning of year                                                                 46,490,138   37,142,757
                                                                                  ------------  -----------
  End of year                                                                      $53,259,810  $46,490,138
                                                                                  ============  ===========


The accompanying notes are an integral part of these financial statements.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003                4
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The  following  brief  description  of the Great West  Casualty  Company  Profit
Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution profit-sharing plan sponsored by Great West Casualty Company (the Company), covering all eligible employees of the Company as well as its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended from time to time.

(b) Contributions and Participant Accounts

Participants may contribute 1/2% to 15% of their annual wages to the Plan. In 2004 and 2003, the Company made matching contributions to the Plan equal to 25% of the first 6% of the employees' pre-tax contribution amount. Participants may elect to have their contributions invested in any one or more of fourteen separate investment funds. The Company may also contribute an additional nonmatching amount out of its current or accumulated profits, if any, as determined by the Company.

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contributions as described above and (b) Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(c) Eligibility and Vesting

Under the terms of the Plan, an employee shall become eligible for inclusion in the Plan 30 days following the first day he/she completes an hour of service and upon reaching age 21. An employee shall become eligible for employer discretionary contributions upon reaching age 21 and after completion of 1,000 hours of service in any one Plan year, beginning with date of hire. Minimum age for vesting service is 18 years.

All employee and employer matching contributions are immediately 100% vested. Participants become fully vested in the value of the discretionary contributions after 6 years of credited service.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003                5
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN, Continued

(d) Payment of Benefits

On termination of service, retirement, or death a participant or his/her beneficiary may elect to leave funds in the Plan or receive either a single-sum payment or purchase of a single premium life annuity contract. Net assets at December 31, 2004 and 2003, include funds totaling $4,923,285 and $1,585,785, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

(e) Forfeitures

All forfeitures are segregated until the employee has attained break(s) in service totaling five years. At that time forfeitures are allocated pro-rata to each participant account according to their respective earnings for that year. There were unallocated assets of $601,651 and $1,134,307, respectively at December 31, 2004 and 2003, related to these forfeitures.


(f) Loans

Participants may elect to borrow from the Plan based upon specified conditions. A participant may have two outstanding loans at any time. Minimum single loan amount is $1,000. In no case shall the aggregate amount loaned to a participant exceed the lesser of the following: (a) $50,000 reduced by the excess of the highest outstanding balance of loans from the Plan during the one year period ending on the date before the date of the loan to the participant; or (b) 50% of the participant's vested interest. The interest rate on such loans is the prime rate as declared in the Wall Street Journal plus 1%. Principal and interest is repaid ratably through bi-weekly payroll deductions.

(g) Administrative Expenses

The Company provides administrative support for the Plan and pays for certain administrative and trustee fees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c) Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003                6
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(c) Risks and Uncertainties (continued)

term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(d) Investments

At December 31, 2003 the Plan had a contract with Connecticut General Life Insurance Company (CIGNA). On April 1, 2004 Prudential Financial, Inc. acquired CIGNA and formed Prudential Retirement Insurance and Annuity Company (PRIAC). As of this date, the fifteen pooled investment funds remain the same with the exception of the fund name changes. The Plan entered into a contract with PRIAC, where PRIAC maintains contributions in a contractholder's account and such contributions are allocated to fifteen separate pooled investment funds according to participant elections. The accounts are credited with earnings on the underlying investments and charges for Plan benefits paid and deductions for investment expenses, risk, profit and annual management fees charged by PRIAC. The pooled separate accounts are included in the financial statements at fair value. Realized investment gains and losses in the separate pooled investment funds are recognized in the year of sale.

The PRIAC Guaranteed Long - Term Account, which is a general account, is included in the financial statements at contract value, (which represent contributions made under the contract, plus earnings, less withdrawals and adminstrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2004 and 2003 was $18,016,308 and $17,662,263, respectively. The average yield and crediting interest rates were approximately 3.25% and 3.3% for 2004 and 2003, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer and is evaluated every six months. Investment income is recorded on the accrual basis. Dividends on stocks are credited to income on the ex-dividend date. Realized investment gains and losses in the general account are recognized in the year of sale.

Old Republic International Corporation (ORI) common stock is stated at fair value based on quoted closing market value on the last business day of the year. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of the ORI stock account, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of this investment.

(e) Benefit Payments

Benefit payments to participants are recorded upon distribution.


NOTE 3 - ASSETS GREATER THAN 5% OF PLAN ASSETS

Investments that represent 5% or more of plan assets are as follows:

                                                                                        December 31,
                                                                                     2004         2003
                                                                                     ----         ----
PRIAC Guaranteed Long-Term Account                                                $18,016,808  $17,662,265
PRIAC Stock Market Index Account                                                    4,780,275    4,111,872
ORI Stock Account                                                                   5,660,947    5,582,464
PRIAC Separate Account - Small Value/Perkins Wolf McDonnell                         3,801,090    3,196,493
PRIAC Separate Account - Large Cap Value/John A. Levin & Co. Fund                   4,422,550    3,604,137
PRIAC Separate Account - Alliance Balanced Shares Fund                              3,590,278    3,001,549
PRIAC Separate Account - International Blend/The Boston Co.                         3,145,958    2,331,379

NOTE 4 - TAX STATUS

The Internal Revenue Service has issued a determination letter, dated October 23, 2002, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's Committee Members believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003                 7
--------------------------------------------------------------------------------

NOTE 5 -  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100 percent vested in their accounts and are entitled to a distribution of their account balances.

NOTE 6 -  RELATED PARTY TRANSACTIONS

The ORI stock  account is invested in common or preferred  stock of Old Republic
International Corporation, the ultimate parent of the Company. Plan assets include investments in fifteen pooled investment funds. These funds are related parties of PRIAC, which is a party in interest.


                 GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
                              SUPPLEMENTAL SCHEDULE
                               December 31, 2004                                                                                  8
------------------------------------------------------------------------------------------------------------------------------------

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
         --------------------------------------------------------------

                                                                                                                       (e) Contract/
                                                                                                                          Current
(a) (b) Identity of Issue                                                (c) Identity of Issue            (d) Cost         Value
---  --------------------                                                ---------------------            --------         -----
 *   PRIAC Guaranteed Long-Term Account                                  Long-term investment fund            **         $18,016,808
 *   PRIAC Stock Market Index Account                                    Short-term investment fund           **           4,780,275
 *   ORI Stock Account                                                   Common Stock                         **           5,660,947
 *   PRIAC Separate Account- Corporate Bond Fund                         Pooled separate account              **           1,388,274
 *   PRIAC Separate Account- Small Value/Perkins Wolf McDonnell          Pooled separate account              **           3,801,090
 *   PRIAC Separate Account- Large Cap Value/John A. Levin & Co. Fund    Pooled separate account              **           4,422,550
 *   PRIAC Separate Account- Alliance Balanced Shares Fund               Pooled separate account              **           3,590,278
 *   PRIAC Separate Account- Oakmark Select Fund                         Pooled separate account              **           1,334,941
 *   PRIAC Separate Account- Mid Cap Growth/Artisan Partners             Pooled separate account              **           1,497,694
 *   PRIAC Separate Account- Small Cap Growth/TimesSquare Fund           Pooled separate account              **             479,554
 *   PRIAC Separate Account- Lifetime 20                                 Pooled separate account              **             127,204
 *   PRIAC Separate Account- Lifetime 30                                 Pooled separate account              **             228,685
 *   PRIAC Separate Account- Lifetime 40                                 Pooled separate account              **             989,913
 *   PRIAC Separate Account- Lifetime 50                                 Pooled separate account              **             378,904
 *   PRIAC Separate Account- Lifetime 60                                 Pooled separate account              **             227,956
 *   PRIAC Separate Account- Large Cap Growth/Turner Investment Partners Pooled separate account              **           1,070,290
 *   PRIAC Separate Account- International Blend/The Boston Co.          Pooled separate account              **           3,145,958
 *   PRIAC Separate Account- Large Cap Value/LSV Asset Management        Pooled separate account              **             397,716
 *   Participants Loans                                                  Participant loans, interest rates    ***
                                                                         range from 5.00% to 10.00%                        1,720,773
                                                                                                                         -----------
                                                                                                                         $53,259,810
                                                                                                                         ===========

 *   Party in interest.
 ** Cost data has been omitted as all investments are participant directed. *** Loans are repaid in a series of substantially equal payments over the term of the loan.